PANACHE BEVERAGE, INC.

40 W. 23rd Street, 2nd Floor

New York, NY 10001

December 15, 2011

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C. 20549

ATTN: Larry Spirgel

Assistant Director

Re: Panache Beverage, Inc.

Revised Preliminary Information Statement on Schedule 14C

Filed December 9, 2011

File No. 000-52670

Ladies and Gentlemen:

Thank you for your comment letter dated December 15, 2011, with respect to our Revised Preliminary Information Statement on Schedule 14C. The Revised Preliminary Information on Schedule 14C of Panache Beverage, Inc., a Florida corporation (the “Company”) incorporates our responses to your comments, and this letter sets forth each of your comments with our responses below.

General

1. We note your response to comment 1 in our letter dated October 25, 2011; however, your revised Preliminary Information Statement on Schedule 14C does not reflect your response. Please clarify within the Information Statement that you do not intend to make any changes to your business operations that may require you to issue new shares. Also, please clarify the statement in your response letter that you have no plans, commitments, arrangements, understandings or agreements to issue any shares that will be made available pursuant to the proposed increase in authorized shares, with the exception of the convertible preferred shares. Revise your Information Statement to discuss your current intentions or plans to issue convertible preferred shares.

Response 1: We have revised the disclosure within the Information Statement to clarify that we do not intend to make any changes to our business operations that may require us to issue new shares. Additionally, we have stated that we have no plans, commitments, arrangements, understandings or agreements to issue any shares that will be made available pursuant to the proposed increase in authorized shares, with the exception of the convertible preferred shares that were approved by the Board of Directors.

In connection with responding to these comments, we acknowledge that:

  The company is responsible for the adequacy and accuracy of the disclosure in the filings;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any further questions. We would appreciate if you would advise us at your earliest convenience if any further changes may be necessary to our filings.

Sincerely,

/s/ James Dale

James Dale

Chairman and Chief Executive Officer

cc: Harold H. Martin, Esq.